Dimensional

September 21, 2015

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Deborah D. Skeens

Re:	DFA Investment Dimensions Group Inc.
File Nos. 2-73948 and 811-3258

Dear Ms. Skeens:

On behalf of DFA Investment Dimensions Group Inc. (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 186/187 to the Registration Statement of the Registrant (the “Amendment”) relating to the Dimensional Target Date Retirement Income Funds (each a “Portfolio” and together, the “Portfolios”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 10, 2015, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended.

Each SEC Staff comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

1.           Comment.  Should the disclosure on the cover page of the Prospectuses that states, “This Prospectus describes the Institutional Class shares of the Funds which do not charge sales commissions or loads” be reworded?

Response.  The Registrant believes the statement is accurate as written.

2.           Comment.  In the footnote to the “Annual Fund Operating Expenses” table for each Portfolio, please revise the footnote to state that the fees shown are based on anticipated fees and expenses for the current fiscal year.

Response.  Registrant feels that the current footnote is more informative because of the timing of the effectiveness of these Portfolios; the date of the prospectus is September 23, 2015 and the current fiscal year end is October 31, 2015.  The footnote language states that the information includes anticipated fees and expenses for the first full fiscal year, so that the timing of the fiscal year end does not cause confusion.

3.           Comment.  Please add language to the introductory paragraph to the “Example” to state that the expenses apply whether you hold the shares or redeem the shares.

U.S. Securities and Exchange Commission
September 21, 2015

Response.  The Registrant’s disclosure matches the required disclosure of Item 3 of Form N-1A and its instructions exactly.  Accordingly, no revisions to the disclosure were made.

4.           Comment.  With respect to the Dimensional 2005 Target Date Retirement Income Fund (the “2005 Portfolio”) and the Dimensional 2010 Target Date Retirement Income Fund (the “2010 Portfolio”), revise the language in the “Principal Investment Strategies” section for each Portfolio to make it more relevant for a Portfolio that has already reached its target date.  Also, in this section, please provide the expected static asset allocation and provide prominent disclosure that the target date has passed.

Response.  The requested revisions have been made.

5.           Comment.  In the Summary Section for each Portfolio, consider briefly describing the Underlying Funds and more clearly state that the funds are managed by Dimensional.

Response.  The Registrant believes that adding disclosure that describes each Underlying Fund will make the Summary Sections unnecessarily long.  The current disclosure in the Summary Sections describes all the types of investments for which a Portfolio will receive exposure based on its investment in the Underlying Funds.  A more complete discussion of each Underlying Fund is included in the Item 9 disclosure in the back of the Prospectus. The Registrant will clarify in the “Principal Investment Strategies” section of the Summary Sections that the Underlying Funds are managed by Dimensional.

6.          Comment.  In the Summary Section for each Portfolio, consider including a chart or a graphical representation showing the full glide path.

Response.  The Registrant believes that adding a chart or a graphical representation showing the full glide path in each Summary Section will make the Summary Sections unnecessarily long.  Currently, a chart and line graph illustrating the glide path is described in the Item 9 disclosure in the Prospectuses that will be delivered to investors.

7.           Comment.  Please confirm that the disclosure related to derivatives included in the “Principal Investment Strategies” section of the Prospectus conforms with the standards set forth in the letter from the SEC staff to the Investment Company Institute regarding derivatives-related disclosures (“ICI Letter”).

Response.  The Registrant believes that the Portfolio’s derivatives disclosure meets the standards in the ICI Letter in that the disclosure identifies the specific types of derivatives that may be used and how such derivatives will be used in connection with the Portfolio’s principal investment strategies.

8.           Comment.  Please explain why “Liquidity Risk” is a principal risk for the Portfolios.  Also include in the disclosure of “Liquidity Risk” what types of investments are most susceptible to liquidity risk.

U.S. Securities and Exchange Commission
September 21, 2015

Response.  The Registrant has revised the disclosure to clarify that “Liquidity Risk” is applicable with respect to a Portfolio’s investments in the fixed income Underlying Funds.

9.           Comment.  Please explain why “Cyber Security Risk” is a principal risk for the Portfolios.

Response.  The Registrant has included “Cyber Security Risk” because it recognizes that cyber security breaches are a risk for all financial service firms.  While the Registrant, its Advisor and third party service providers all take measures to mitigate the risk of cyber security breaches, there can be no assurance that the threat of cyber security breaches can be totally eliminated. The Registrant believes it is important to identify this risk to investors.

10.           Comment.  Please confirm that all defined terms are adequately defined the first time that the term is used.

Response.  All defined terms have been defined the first time they are used.

11.           Comment.  The use of the term “Fund” to define the Registrant in the Prospectuses is potentially misleading.  Please consider using another term to define the Registrant.

Response.  The Registrant will revise the Prospectuses to use the term “Company” to define the Registrant.

12.           Comment.  With respect to the 2005 Portfolio and 2010 Portfolio, please consider revising the disclosure under “Asset Allocation Strategy” to remove redundant disclosure.

Response.  The requested revisions have been made.

13.           Comment.  With respect to the 2005 Portfolio and 2010 Portfolio, please consider adding to each Summary Section the disclosure that states that a Portfolio may merge with another fund managed by the Advisor after the Portfolio reaches the landing point on the glide path.

Response.  The requested revision has been made.

14.           Comment.  In the section describing in-kind redemptions in the Prospectuses, please add disclosure that states that the redemption proceeds are subject to market risk until the investor liquidates the securities.

Response.  The following sentence has been added:  “The securities that the investor receives as redemption proceeds are subject to market risk until the investor liquidates those securities.”

U.S. Securities and Exchange Commission
September 21, 2015

15.           Comment.  On page 3 of the SAI, the Registrant indicates that unless otherwise indicated, all limitations applicable to the Portfolios’ investments apply only at the time that a transaction is undertaken.  Please better clarify in the SAI the limitations for which this applies.

Response.  The requested revisions have been made.

* * * * * *

In connection with the Registrant’s response to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Carolyn L. O
Carolyn L. O, Esq.
Vice President
DFA Investment Dimensions Group Inc.